

September 5, 2014

Glenn M. Dobbs
Chief Executive Officer
Mines Management, Inc.
905 West Riverside Avenue, Suite 311
Spokane, WA 99201

> Re: **Mines Management, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed August 13, 2014**
> **File No. 001-32074**

Dear Mr. Dobbs:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please identify the investor in the transaction and describe any other prior transactions between the company and the investor and any of its affiliates.

2. Please provide tabular disclosure of the payments (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to the investor or any of its affiliates with respect to the transaction (including any dividend payments, liquidated damages, and payments made to placement agents). Please also provide footnote disclosure explaining these payments and any assumptions in making these calculations.

3. Please provide tabular disclosure of the total possible number of shares of common stock underlying each of the warrants, preferred stock, and PIK dividends, and any other payments in common stock relating to the transaction. Also, because the preferred stock has anti-dilution provisions, please also disclose the information in the table assuming your stock price decreased 25%, 50% and 75% from a recent stock price.

4. Please provide tabular disclosure of:
   - the number of shares of common stock outstanding prior to the transaction;
   - the number of shares of common stock that were outstanding prior to the transaction and held by persons other than the investor, affiliates of the company, or affiliates of the investor;
   - the number of shares of common stock that were issued or are issuable in connection with the transaction;
   - the percentage of total issued and outstanding securities that were issued or are issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the transaction and held by persons other than the investor, affiliates of the company, or affiliates of the investor, and dividing that number by the number of shares issued or issuable in connection with the transaction;
   - the market price per share of common stock immediately prior to the transaction; and
   - the current market price per share of the common stock.

Proposal No. 1 – Approval of the issuance of shares of common stock upon the conversion of preferred stock, in lieu of cash dividends on preferred stock, and upon exercise of warrants, in excess of 19.99% of the number of issued and outstanding shares of common stock on July 25, 2014, page 4

5. On page 4 you state the terms of your Securities Purchase Agreement (SPA) and securities "are complex and only briefly summarized …" and "qualified in their entirety" by reference to various other documents and filings. Please revise here and elsewhere to confirm that you have summarized all material provisions of your SPA and securities. To the extent that terms are complex or unfamiliar – such as the references to "full ratchet" your disclosure should explain the term the first time it is used and provide appropriate context to assist investors in understanding material terms. Please revise as appropriate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jay Williamson at (202) 551-3393 or Brigitte Lippmann at (202) 551-3713 with any questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director

cc: Sam Seiberling
        Davis Graham & Stubbs LLP